SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Lincoln Educational Services Corporation
(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

533535100

(CUSIP Number)

Justyn R. Putnam

Managing Member

TALANTA Investment Group, LLC

525 N. Tryon Street, 16th Floor

Charlotte, NC 28202

(704) 904-1450

with a copy to

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

May 14, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 533535100	13D	Page 2

1		NAMES OF REPORTING PERSONS TALANTA INVESTMENT GROUP, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO; AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,880,319*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,880,319*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,880,319*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%**
14		TYPE OF REPORTING PERSON OO

 ___________

* Includes 635,593 shares of Common Stock issuable upon the conversion of Series A Preferred Stock, which is convertible into Common Stock at any time at the option of the holder. Does not include dividends.

** Assumes the conversion of the Series A Preferred Stock into Common Stock. Does not include dividends.

CUSIP NO. 533535100	13D	Page 3

1		NAMES OF REPORTING PERSONS TALANTA FUND, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,880,319*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,880,319*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,880,319*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%**
14		TYPE OF REPORTING PERSON PN

 ___________

* Includes 635,593 shares of Common Stock issuable upon the conversion of Series A Preferred Stock, which is convertible into Common Stock at any time at the option of the holder. Does not include dividends.

** Assumes the conversion of the Series A Preferred Stock into Common Stock. Does not include dividends.

CUSIP NO. 533535100	13D	Page 4

1		NAMES OF REPORTING PERSONS JUSTYN R. PUTNAM
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO; AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,880,319*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,880,319*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,880,319*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%**
14		TYPE OF REPORTING PERSON IN

 ___________

* Includes 635,593 shares of Common Stock issuable upon the conversion of Series A Preferred Stock, which is convertible into Common Stock at any time at the option of the holder. Does not include dividends.

** Assumes the conversion of the Series A Preferred Stock into Common Stock. Does not include dividends.

CUSIP NO. 533535100	13D	Page 5

This Amendment No. 5 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 5”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on November 23, 2016 (as amended, the “Schedule 13D” or this “Statement”), with respect to the Common Stock, no par value per share (the “Common Stock”), of Lincoln Educational Services Corporation, a New Jersey corporation (the “Company”). The Company reports that its principal executive offices are located at 14 Sylvan Way, Suite A, Parsippany, New Jersey 07054. Except as amended and supplemented by this Amendment No. 5, the Schedule 13D remains unchanged.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own in the aggregate 1,880,319 shares of Common Stock, including 635,593 shares of Common Stock issuable upon the conversion of 1,500 Series A Preferred Stock. The Company’s Proxy Statement for its 2021 Annual Meeting of Stockholders filed on March 26, 2021 states that each share of Series A Preferred Stock may be converted into 423.729 shares of Common Stock. The Series A Preferred Stock is convertible into Common Stock at any time at the option of the holder. Assuming the conversion of the Series A Preferred Stock, the Reporting Persons beneficially own approximately 6.8% of the Company’s outstanding shares of Common Stock.

The Fund directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. None of the other Reporting Persons directly hold any of the shares of Common Stock disclosed in this Statement.

Each percentage ownership of shares of Common Stock set forth in this Statement is based on 26,895,970 shares of Common Stock reported by the Company as outstanding as of May 5, 2021 in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2021, plus 635,593 shares of Common Stock issuable upon the conversion of the Series A Preferred Stock held by the Fund into shares of Common Stock.

The GP, as general partner of the Fund, and Mr. Putnam, as managing member of the GP, may be deemed to have the shared power to direct the voting and disposition of shares of Common Stock beneficially owned by the Fund, and consequently the GP and Mr. Putnam may be deemed to have indirect beneficial ownership of such shares. The GP and Mr. Putnam disclaim such beneficial ownership.

(c) On May 14, 2021, the Fund sold 130,000 shares of Common Stock, at $7.26 per share, through the open market. The Reporting Persons did not effect any other transactions in the Company’s securities in the last 60 days.

CUSIP NO. 533535100	13D	Page 6

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: May 18, 2021

TALANTA INVESTMENT GROUP, LLC

By:	/s/ Justyn R. Putnam
Name:	Justyn R. Putnam
Title:	Managing Member

TALANTA FUND, L.P.

By:	TALANTA Investment Group, LLC,
its General Partner

	By:	/s/ Justyn R. Putnam
	Name:	Justyn R. Putnam
	Title:	Managing Member

/s/ Justyn R. Putnam
JUSTYN R. PUTNAM